Exhibit 12.1

NOVA Chemicals Corporation

Computation of Ratio of Earnings to Fixed Charges (U. S. GAAP)

	Nine Months
	Ended
	September 30,
(U.S. dollars in millions)	2009	2008	2007	2006	2005	2004
Earnings:
Net income	$(259)	$(27)	$364	$(703)	$(141)	$254
Adjustments for minority interest in losses of less than 100% owned affiliates and our equity in undistributed income (losses) of less than 50% owned equity investees	—	—	—	—	—	—
Income tax provision (recovery) expense	(65)	(55)	51	(147)	(9)	81
Fixed charges	145	182	201	192	147	132
Capitalized interest, net of amortization of capitalized interest	—	—	(1)	(3)	(14)	(3)
Total Earnings	$(179)	$100	$615	$(662)	$(17)	$464

Fixed Charges:
Interest expense	145	182	201	192	147	132
Pre-tax earnings required to cover preferred stock dividends	—	—	—	—	—	—
Total Fixed Charges	$145	$182	$201	$192	$147	$132

Earnings to Fixed Charges Excess (Deficiency)	$(324)	$(82)	$414	$(854)	$(164)	$332
Ratio of Earnings to Fixed Charges (1)(2)	N/A	N/A	3.1	N/A	N/A	3.5

(1)                    For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges, less capitalized interest, net of amortization of capitalized interest. “Fixed charges” include interest expense (including amortization of bond discounts and debt issue costs, capitalized interest and a representative portion of rental expense) and pre-tax earnings reqired to cover preferred stock dividends.

(2)                    For 2008, 2006, 2005 and the nine months ended September 30, 2009, earnings were insufficient to cover fixed charges by approximately $82 million, $854 million, $164 million and $324 million, respectively, and the ratio is not meaningful.